UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number 1-14036

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.

333 West 11th Street

Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the

DST Systems, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

June 23, 2008

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31,
	2007	2006

ASSETS
Investments:
Mutual funds	$333,081,819	$282,641,985
DST common stock	28,473,229	22,122,795
Investment in master trust	376,771,786	354,507,235
Collateral held on loaned securities	29,317,837	22,739,329
Loans to participants	9,080,468	7,938,488
Total investments	776,725,139	689,949,832

Receivables:
Employer	21,464,908	19,818,697
Participants	983,159	882,182
Investment income and other	523,086	185,056
Total receivables	22,971,153	20,885,935
Total assets	799,696,292	710,835,767

LIABILITIES
Due to broker for securities purchased	1,512,865	1,151,498
Payable for collateral on loaned securities	29,317,837	22,739,329
Total liabilities	30,830,702	23,890,827

Net assets available for benefits	$768,865,590	$686,944,940

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006

Additions:
Investment income:
Dividends, interest and other income	$7,751,865	$5,305,629
Net appreciation in fair value of investments	33,996,046	30,546,196
Net appreciation in fair value of investment in master trust	29,099,827	27,363,815
	70,847,738	63,215,640

Contributions:
Employer	32,539,169	29,955,138
Participants	28,950,655	28,125,714
	61,489,824	58,080,852
Total additions	132,337,562	121,296,492

Deductions:
Distributions:
Benefits to participants	(49,492,992)	(60,995,253)
Administrative expenses	(923,920)	(508,283)

Total deductions	(50,416,912)	(61,503,536)

Net change in net assets available for benefits	81,920,650	59,792,956

Beginning of year	686,944,940	627,151,984
End of year	$768,865,590	$686,944,940

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

1.  Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Sponsor

The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”).  Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager

The trustee of the Plan is Marshall & Ilsley Trust Company N.A. (the “Trustee”).  The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.  One of the Plan’s investments (the Marshall Money Market Fund) is a mutual fund that is managed by an affiliate of the Trustee.  Transactions related to this investment, therefore, qualify as party-in-interest transactions.

A portion of the Plan’s assets are invested in the DST Systems, Inc. Mater Trust (“Master Trust”). The investment manager of Master Trust is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”).  For the years ended December 31, 2007 and 2006, the Sponsor incurred management fees and expenses to the Investment Manager of $4,893,178 and $4,573,214 respectively.

Administration of the Plan

An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan.  All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses.  Income from securities lending and other activities of the Plan and Master Trust are used to offset administrative expenses of the Plan.  For the years ended December 31, 2007 and December 31, 2006, securities lending and other income was sufficient to offset a substantial portion of administrative expenses of the Plan with the remainder being paid by the Sponsor on behalf of the Plan.

Eligibility

All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party.  The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary employee, completes one hour of service.  Seasonal and temporary employees must complete one year of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions

Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” are subject to a lower limitation).  Beginning in 2002, participants aged 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Sponsor contributions consist of a dollar-for-dollar match of the first 3% of participant contributions.  During the years ended December 31, 2007 and 2006, Sponsor matching contributions were $11,480,321 and $10,510,441, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions.  Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year.  During the years ended December 31, 2007 and 2006, Sponsor profit sharing discretionary contributions were $21,058,848 and $19,444,697, respectively.

Participant accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based on account balances.  Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Investment options

Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into the DST Company Stock Fund, a unitized fund consisting primarily of DST common stock.  The investment options contain different degrees of risks.  Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund.  The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

All profit sharing contributions are invested in the Master Trust by the Trustee as advised by the Investment Manager.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Forfeitures

Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants’ forfeited amounts and then added to the profit sharing contribution and allocated accordingly.  The unallocated forfeitures at December 31, 2007 and 2006 were $1,258,442 and $1,489,056, respectively.

Distribution of benefits

Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal.  A participant’s normal retirement age is 59 ½.  Active participants can elect a withdrawal of assets at the age of 59½ or older.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with Marshall & Ilsley Bank as soon as administratively practicable.  Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 ½ is attained.  Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments over the life expectancy of the participant.  Distributions shall be made in cash or, at the option of the participant, in cash plus the number of whole shares of DST Common Stock allocated to the participant’s account.  Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant.  Certain restrictions apply.

Participant loans

Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations).  Generally, loans must be repaid within five years.  Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.  At December 31, 2007 and 2006, interest rates on participant loans ranged from 4.25% to 10.5%.

Plan termination

The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan agreement.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

2.   Significant Accounting Policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and cash equivalents

Short-term liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions

Investments are recorded at fair value as determined by quoted prices in active markets.  Investments in mutual funds and the DST Company Stock Fund are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets.  Mutual funds held in the Master Trust are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.  Common and preferred stocks held in the Master Trust are stated at fair value as determined by quoted prices on the last business day of the Plan year.  Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day.  Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.  Loans to participants are valued at the current amount due from participants, which approximates fair value.

New accounting standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  The Plan will be required to adopt SFAS 157 in 2008.  The Plan is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

3.   Plan Investments

The following investments represent 5% or more of net assets available for benefits at year end:

	December 31,
	2007	2006

Investment in Master Trust	$376,771,786	$354,507,235

During the years ended December 31, 2007 and 2006, the Plan’s participant-directed investments and non-participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2007	2006

Mutual funds	$27,007,278	$29,562,979
DST common stock	6,988,768	983,217
Investment in Master Trust	29,099,827	27,363,815
	$63,095,873	$57,910,011

4.   Securities Lending Transactions

The Plan engages in securities lending activities related to DST common stock.  The Trustee serves as the lending agent for the Plan and loans these securities to approved brokers (the “Borrower”).  The terms of the lending agreements require that loans are secured, initially by collateral (cash or U.S. government securities) having a market value equal to or greater than 102% of the market value of securities on loan.  The market value of the securities on loan and of the collateral received is monitored daily.  If at any time the value of the collateral falls below 100% of the market value of securities on loan, the borrower may be required to deliver additional collateral necessary to restore the 102% ratio.  If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be returned to the borrower.  The Plan retains any income earned on the securities while on loan to the broker.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as both an asset and a liability, and has no effect on the net assets available for benefits of the Plan. As of December 31, 2007 and 2006, the Plan had DST common stock on loan with a market value of $28,473,229 and $22,184,928, respectively.  Securities lending income related to the Plan’s investment in DST common stock amounted to $35,920 and $19,876 for the years ended December 31, 2007 and 2006, respectively.  Securities lending income is recorded in dividends, interest and other income in the Statements of Changes in Net Assets Available for Benefits.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

To the extent that a loan of securities is secured by cash collateral, such collateral is invested in an investment collateral pool managed by the Trustee.  The investment collateral pool invests primarily in investment grade instruments including, but not limited to, money market type instruments.  At no time shall the weighted average maturity of the investment collateral pool investments exceed the weighted average term of the pool of loans by more than 1 day.  In addition, the overall maturity of the investment collateral pool cannot exceed 60 or 90 days, depending upon the pool in which the loan securities are included.  Any income earned on investments in the investment collateral pool in excess of agency fees to the Trustee and of a rebate to the borrowers is earned by the Plan and is recorded in dividends, interest and other income.

5.   Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans. Each participating plan has an undivided interest in the Master Trust.  The investment in Master Trust is non-participant directed and is managed by the Investment Manager. At December 31, 2007 and 2006, the Plan’s percentage ownership in the Master Trust was 75.5% and 75.8%, respectively.  The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year end are as follows:

	December 31,
	2007	2006

Assets
Mutual funds	$15,124,788	$11,722,563
Common stocks	434,275,783	415,990,361
Government securities	25,328,943	24,690,636
Preferred stocks	23,952,228	15,088,679
Collateral held on loaned securities	336,356,766	291,305,487
Other receivables	387,245	347,664
Total assets	835,425,753	759,145,390

Liabilities
Payable for collateral on loaned securities	336,356,766	291,305,487
Other liabilities	74,476	65,834
Total liabilities	336,431,242	291,371,321

Net assets	$498,994,511	$467,774,069

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

As more fully described in Note 4, the Plan engages in securities lending activities.  In addition to DST common stock, the Plan allows the Trustee to loan common stock held in the Master Trust to the Borrower.  The terms and conditions of the Plan’s securities lending arrangements described in Note 4 are identical to the securities lending arrangements for securities held in the Master Trust.  The collateral received pursuant to securities lending transactions is reflected as both an asset and a liability of the Master Trust, and has no effect on the net assets of the Master Trust.  As of December 31, 2007 and 2006, the Master Trust had common stocks on loan with a market value of $325,571,998 and $283,847,245, respectively.  Securities lending income for the Master Trust amounted to $541,763 and $297,439 for the years ended December 31, 2007 and 2006, respectively.  Securities lending income is recorded in dividends, interest and other income.

The Master Trust’s total investment income by type is as follows:

	Year Ended December 31,
	2007	2006

Interest	$3,477,926	$2,221,911
Dividends	4,630,267	1,972,951
Net appreciation	30,625,013	31,963,049
	$38,733,206	$36,157,911

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2007	2006

Common stocks	$21,761,711	$25,353,833
Preferred stocks	8,863,550	6,608,907
Government securities	(248)	309
	$30,625,013	$31,963,049

6.   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

DST Systems, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

7.   Income Tax Status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  The Plan has been amended since receiving the determination.  The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits according to the financial statements	$768,865,590	$686,944,940
Amounts allocated to withdrawing participants	(73,954)	(64,855)
Net assets available for benefits according to the Form 5500	$768,791,636	$686,880,085

The following is a reconciliation of benefits to participants according to the financial statements as compared to the Form 5500:

December 31,
2007
Benefits to participants according to the financial statements	$49,492,992
Add: Amounts allocated to withdrawing participants at December 31, 2007	73,954
Less: Amounts allocated to withdrawing participants at December 31, 2006	(64,855)
Benefits to participants according to the Form 5500	$49,502,091

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan

EIN 43-1581814 / PIN 004

Schedule H, line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

(a)	(b) Identity	(c) Description	(d) Cost		(e) Current Value
	American Century Value	Mutual Fund		$(1)	$8,887,641
	American Century Growth	Mutual Fund		(1)	7,997,222
	American Century Select	Mutual Fund		(1)	4,236,529
	American Century Ultra	Mutual Fund		(1)	9,293,903
	American Century International	Mutual Fund		(1)	7,108,922
	Davis NY Venture	Mutual Fund		(1)	12,682,185
	Dodge & Cox Balanced	Mutual Fund		(1)	16,375,605
	Dodge & Cox International	Mutual Fund		(1)	18,482,279
*	DST Systems, Inc.	Common Stock		(1)	28,473,229
*	DST Systems, Inc. Master Trust	Master Trust	223,012,622		376,771,786
	Federated Prime Value Obligations	Mutual Fund		(1)	9,917,678
	Fidelity Advisor Growth	Mutual Fund		(1)	6,792,214
	Janus Fund	Mutual Fund		(1)	12,427,192
	Janus Enterprise	Mutual Fund		(1)	16,372,361
	Janus Overseas	Mutual Fund		(1)	38,332,803
	Janus Research	Mutual Fund		(1)	22,968,275
	Laudus Rosenberg International	Mutual Fund		(1)	9,332,901
	Lord Abbett Affiliated Class A	Mutual Fund		(1)	5,058,159
	Lord Abbett Bond Debenture	Mutual Fund		(1)	2,877,779
	Managers Fund Special Equity	Mutual Fund		(1)	5,480,501
*	Marshall & Ilsley Collateral Pool	Money Market Fund	29,317,837		29,317,837
*	Marshall Money Market Fund	Mutual Fund		(1)	1,255,016
*	Participant Loans (Prime + 1%)	Participant Loans		(1)	9,080,468
	PIMCO Total Return	Mutual Fund		(1)	10,236,632
	Royce Total Return	Mutual Fund		(1)	16,665,886
	Standish Mellon Fixed Income	Mutual Fund		(1)	3,678,184
	T. Rowe Price Mid-cap Growth	Mutual Fund		(1)	24,962,934
	Vanguard Bond Index	Mutual Fund		(1)	19,111,813
	Vanguard Index 500	Mutual Fund		(1)	32,375,799
	Vanguard Value	Mutual Fund		(1)	10,171,406

* Indicates a party-in-interest

(1)  In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX

23.1         Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

June 23, 2008	/s/ Kenneth V. Hager
Kenneth V. Hager
Vice President, Chief Financial Officer
and Treasurer